SD 2/25/04

[redacted]

04002803

ITED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andersen Weinroth Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Chris Andersen 212 842-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street, (Address) New York, (City) New York, (State) 10020 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 17 2004
WASH. D.C.
181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Chris Andersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andersen Weinroth Capital Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET M. SALACAN
Notary Public, State of New York
No. 01SA6019393
Qualified in New York County
Commission Expires February 8, 2007

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Supplementary Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN WEINROTH CAPITAL CORPORATION

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2003

ANDERSEN WEINROTH CAPITAL CORPORATION

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2003

INDEPENDENT AUDITORS' REPORT

Stockholder
Andersen Weinroth Capital Corporation
New York, NY

We have audited the accompanying statement of financial condition of Andersen Weinroth Capital Corporation as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andersen Weinroth Capital Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berenson LLP

New York, NY
January 21, 2004

ANDERSEN WEINROTH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$107,296
Accounts receivable	93,234
Other assets	3,500
	$204,030

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to related party	$ 92,985
Accrued expenses	5,900
	98,885
Stockholder's equity:	
Common stock, par value $.001 per share; 200 shares authorized; 30 shares issued; 10 shares outstanding	1
Additional paid-in capital	79,999
Retained earnings	35,145
	115,145
Less: treasury stock, 20 shares at cost	(10,000)
	105,145
	$204,030

The accompanying notes are an integral part of the financial statements.

ANDERSEN WEINROTH CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues	$3,154,991
Operating expenses:	
Management advisory fees	2,982,867
Finder's fees	17,500
Professional fees	13,050
Consulting fees	100,750
Administrative	12,000
Filing and registration fees	7,463
Miscellaneous expenses	586
	3,133,216
Income from operations	20,775
Miscellaneous income	173
Net income	$ 20,948

The accompanying notes are an integral part of the financial statements.

ANDERSEN WEINROTH CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common stock	Treasury stock	Additional paid-in capital	Retained earnings	Total
December 31, 2002	$1	$ -	$14,999	$14,197	$ 29,197
Contribution of capital	-	-	65,000	-	65,000
Repurchase of common stock	-	(10,000)	-	-	(10,000)
Net income	-	-	-	20,948	20,948
December 31, 2003	$1	$(10,000)	$79,999	$35,145	$105,145

The accompanying notes are an integral part of the financial statements.

ANDERSEN WEINROTH CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$ 20,948
Adjustments to reconcile net income to cash flows from operating activities:	
Changes in assets (increase) decrease:	
Accounts receivable	(93,234)
Changes in liabilities increase (decrease):	
Due to related party	84,314
Accrued expenses	3,900
Cash flows provided by operating activities	15,928
Cash flows from financing activities	
Contribution of capital	65,000
Repurchase of common stock	(10,000)
Cash flows provided by financing activities	55,000
Net increase in cash	70,928
Cash, beginning of year	36,368
Cash, end of year	$107,296

The accompanying notes are an integral part of the financial statements.

ANDERSEN WEINROTH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Nature of business:

Andersen Weinroth Capital Corporation was organized on January 7, 1998 under the laws of the State of Delaware. The Company, located in New York City, is engaged in the activities of a broker/dealer including providing certain corporate financial advisory services. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

a. Income taxes:

The Company, with the consent of its stockholders, has elected to be taxed as an S corporation, under the Internal Revenue Code which provides that, in lieu of federal corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements. New York State has a minimum tax on S corporations based upon the maximum personal rate and the differential it would have paid as a C corporation. In addition to these state taxes, local taxes have also been included in the financial statements.

b. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

ANDERSEN WEINROTH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

3. Related party transactions:

a. Administration fees:

During the year ended December 31, 2003, the Company incurred administrative fees of $12,000 from a related entity.

b. Management advisory fees:

During the year ended December 31, 2003, the Company incurred management advisory fees of $2,982,867 from a related entity. The amount due to related party represents the unpaid management advisory fees as of December 31, 2003.

c. Finder's fees:

During the year ended December 31, 2003, the Company incurred finder's fees of $17,500 from a related entity.

4. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day but, as of December 31, 2003, the Company had net capital of $8,411, which exceeded requirements by $1,819.

ANDERSEN WEINROTH CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2003

Stockholder's equity	$105,145
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable and other assets	96,734
Net capital	8,411
Minimum net capital requirement, greater of 6-2/3% of aggregate indebtedness or $5,000	6,592
Net capital in excess of requirement	$ 1,819
Aggregate indebtedness:	
Due to related party	$ 92,985
Accrued expenses	5,900
Total aggregate indebtedness	$ 98,885
Ratio: Aggregate indebtedness to net capital	11.76 to 1

ANDERSEN WEINROTH CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

ANDERSEN WEINROTH CAPITAL CORPORATION

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND FOCUS REPORT - PART IIA PURSUANT TO RULE 17a-5

DECEMBER 31, 2003

There is no difference between the audited computation of net capital and the corresponding Focus Report - Part IIA.

ANDERSON WEINROTH CAPITAL CORPORATION

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Stockholders
Anderson Weinroth Capital Corporation

In planning and performing our audit of the financial statements of Anderson Weinroth Capital Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited, may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable, in an organization the size of Anderson Weinroth Capital Corporation, to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson LLP

New York, NY
January 21, 2004